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                               PITNEY BOWES INC.                     EXHIBIT (v)
                                                                     -----------

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in thousands)
                                                         Years Ended December 31,
                                    -----------------------------------------------------------------
                                       1999(2)        1998(2)     1997(2)       1996(2)       1995(2)
                                       ----           ----        ----          ----          ----
Income from continuing
  operations before
  income taxes..................    $  984,572     $  824,604    $748,425      $640,759      $587,564
  Add:
  Interest expense..............       184,371        162,092     161,867       163,173       196,436
  Portion of rents
    Representative of
    the interest factor.........        33,750         36,962      38,764        40,157        41,750
  Amortization of
    Capitalized interest........           973            973         914           914           914
  Minority interest in
    the income of
    subsidiary with
    fixed charges...............        12,033         12,425      11,322         8,121         5,013
                                    ----------     ----------    --------      --------      --------
Income as adjusted..............    $1,215,699     $1,037,056    $961,292      $853,124      $831,677
                                    ==========     ==========    ========      ========      ========
Fixed charges:
  Interest expense..............    $  184,371     $  162,092    $161,867      $163,173      $196,436
  Capitalized interest..........         1,316              -           -         1,201         2,178
  Portion of rents
    Representative of
    the interest factor.........        33,750         36,962      38,764        40,157        41,750
  Minority interest,
    excluding taxes, in
    the income of
    subsidiary with
    fixed charges.................      17,973         18,886      17,209        11,759         7,604
                                    ----------     ----------    --------      --------      --------
                                    $  237,410     $  217,940    $217,840      $216,290      $247,968
                                    ==========     ==========    ========      ========      ========

Ratio of earnings to
  fixed charges.................          5.12           4.76        4.41          3.94          3.35
                                    ==========     ==========    ========      ========      ========

Ratio of earnings to
  fixed charges
  excluding minority
  interest......................          5.49           5.15        4.73          4.13          3.44
                                    ==========     ==========    ========      ========      ========

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Amounts reclassified to reflect CPLC and AMIC as discontinued operations. Interest expense and the portion of rents representative of the interest factor of these discontinued operations have been excluded from fixed charges in the computation.

     Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 5.02, 4.20, 3.80, 3.47 and 3.10 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively. The ratio of earnings to fixed charges excluding
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     minority interest would be 5.37, 4.48, 4.01, 3.61 and 3.17 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively.